AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER ___, 1999.
                                                     REGISTRATION NO. 33-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                              CONNETICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                                                <C
          DELAWARE                3400 WEST BAYSHORE ROAD             94-3173928
(STATE OR OTHER JURISDICTION OF     PALO ALTO, CA 94303           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)        (650) 843-2800            IDENTIFICATION NUMBER)


(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                   ----------
                                THOMAS G. WIGGANS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CONNETICS CORPORATION
                             3400 WEST BAYSHORE ROAD
                               PALO ALTO, CA 94303
                                 (650) 843-2800
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   ----------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                                            CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                 PROPOSED MAXIMUM           PROPOSED               MAXIMUM             AMOUNT OF
TITLE OF SHARES                    AMOUNT TO BE           OFFERING PRICE          AGGREGATE           REGISTRATION
TO BE REGISTERED                    REGISTERED             PER SHARE(1)        OFFERING PRICE(1)           FEE
==================================================================================================================
Common Stock,
  $0.001 par value per share.....1,220,471 shares         $  4.25 (2)            $ 5,187,001.75        $ 1,441.99

Common Stock,
  $0.001 par value per share.....   15,000 shares         $ 6.063 (3)            $    90,945.00        $    25.28
------------------------------------------------------------------------------------------------------------------
Total Shares                     1,235,471                                       $ 5,277,946.75         $1,467.27
==================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee

(2) Based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on November 5, 1999 pursuant to Rule 457(c).

(3) Based on the price at which the warrants may be exercised, pursuant to Rule 457(g).


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PRELIMINARY PROSPECTUS                  SUBJECT TO COMPLETION NOVEMBER ___, 1999
--------------------------------------------------------------------------------


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
    THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT
      FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO
               BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE
                         OFFER OR SALE IS NOT PERMITTED.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                              CONNETICS CORPORATION
                                1,235,471 SHARES
                                  COMMON STOCK

--------------------------------------------------------------------------------


     This Prospectus relates to 1,235,471 shares of Connetics Common Stock, $0.001 par value (the "Shares") which may be offered for the account of several stockholders of Connetics (the "Selling Stockholders") and will not be underwritten. The Shares being registered by this Registration Statement for the Selling Stockholders consist of the following:

(1) 531,341 shares were issued to Medeva PLC pursuant to a stock purchase agreement entered into on January 11, 1999, pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act");

(2) 450,000 shares are reserved for issuance to Genentech, Inc. under Connetics' obligation to issue equity to Genentech, Inc. in connection with our acquisition of rights to interferon gamma;

(3) 95,815 shares were issued to Genentech under Connetics' right to issue equity to Genentech in connection with certain royalty payments due to Genentech for relaxin;

(4) 25,000 shares were authorized for issuance as shares of restricted stock to Kirk Raab, a director of Connetics, and those shares were issued to Mr. Raab on March 9, 1999;

(5) 50,000 were authorized for issuance as shares of restricted stock to Thomas Wiggans, President and Chief Executive Officer of Connetics, of which 25,000 shares were issued to Mr. Wiggans on March 9, 1999, and 25,000 shares were issued to Mr. Wiggans on May 11, 1999;

(6) 25,000 were issued as shares of restricted stock to Mazier Partners LLC on May 12, 1999 in connection with a consulting agreement;

(7) 43,315 shares were issued to Paladin Labs Inc. pursuant to a stock purchase agreement entered into on July 7, 1999, pursuant to an exemption from the registration requirements of the Securities Act; and

(8) 15,000 shares are reserved for issuance to Bridge Technology Group LLC, pursuant to a warrant issued July 1, 1999.

     The Selling Stockholders or their successors-in-interest may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions or otherwise. Connetics will not receive any proceeds from the sale of the Shares by the Selling Stockholders, but we have agreed to pay certain of their expenses. See "Plan of Distribution."

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with them in the distribution of the Shares may be deemed to be an "Underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

Our common stock is quoted on the Nasdaq National Market under the symbol "CNCT." On November 5, 1999, the last reported sale price of our common stock was $4.375 per share.

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

Risk Factors................................................    4
Forward Looking Information.................................   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Price Range of Common Stock.................................   18
Business ...................................................   19
Issuance of Common Stock to Selling Stockholders ...........   35
Selling Stockholders........................................   36
Plan of Distribution .......................................   36
Legal Matters...............................................   38
Experts ....................................................   38
Where You Can Find Additional Information ..................   38


     Connetics(R), Ridaura(R), ConXn(R), and the interlocking globe design are registered trademarks of Connetics. We also own the trademarks Luxiq(TM) and OLUX(TM). ACTIMMUNE(R) is a registered trademark of Genentech, Inc. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

                                  RISK FACTORS
--------------------------------------------------------------------------------

     You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operation could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.


OUR FUTURE REVENUES DEPEND ON LUXIQ, A RECENTLY INTRODUCED PRODUCT, AND OLUX, FOR WHICH WE HAVE SUBMITTED A NEW DRUG APPLICATION. IF THESE PRODUCTS FAIL TO GAIN ACCEPTANCE WITH DERMATOLOGISTS AND PATIENTS, OUR BUSINESS WILL BE HARMED.

     We received marketing clearance from the U.S. Food and Drug Administration
(FDA) in March 1999 for the use of Luxiq to treat mild to moderate scalp dermatoses. In July 1999, we submitted a new drug application to the FDA for OLUX, a product for the treatment of moderate to severe scalp dermatoses. We will not be able to begin selling OLUX in the United States unless and until we receive FDA approval to market this drug. Our future revenues will depend upon dermatologist and patient acceptance of Luxiq, and OLUX if it receives regulatory clearance. Factors that could affect acceptance of Luxiq and OLUX include:

      -     satisfaction with existing alternative therapies;

      -     the effectiveness of our sales and marketing efforts;

      -     undesirable and unforeseeable side effects; and

      -     the cost of the product as compared with alternative therapies.

     Since Luxiq was only recently introduced, we will need additional sales history before we can complete a meaningful assessment of the acceptance of Luxiq into the U.S. dermatology market. OLUX must receive FDA clearance before we can sell in the United States, and, accordingly, we will be unable to assess acceptance of OLUX until we begin commercial sales. If Luxiq and OLUX do not achieve or sustain market acceptance, our revenues will not increase and our business, financial condition and results of operations will be adversely affected.


OUR FUTURE SUCCESS IS DEPENDENT UPON OUR ABILITY TO DEMONSTRATE CLINICAL EFFICACY OF, OBTAIN REGULATORY APPROVAL FOR AND COMMERCIALIZE CONXN, OUR RECOMBINANT HUMAN RELAXIN PRODUCT.

     ConXn, the recombinant human relaxin product that we are developing, is critical to our future success. We initiated a 200-patient, Phase II/III trial of ConXn for the treatment of diffuse scleroderma in February 1999. In order to complete the development of ConXn, we will need, at a minimum, to:

      -     demonstrate the safety and efficacy of ConXn in this clinical study;
            and

      - submit a biologic license application to the FDA for the purpose of obtaining approval to market ConXn in the United States.

     We cannot assure you that the current ConXn clinical trial will be successful or that we will be able to submit a biologic license application for ConXn. Furthermore, even if the clinical data support the submission of a biologic license application, we cannot assure you that the FDA will approve this application for the indications for which we submit or at all. Furthermore, we may encounter unforeseen delays in the regulatory approval process.

     If we are able to demonstrate the safety and efficacy of ConXn and obtain FDA approval, our ability to commercialize ConXn will also depend upon additional factors including the following:

      - our ability to secure reliable, cost effective manufacturing for ConXn; and

      - the ability of ConXn to generate market acceptance among physicians and patients.

     If we are unable to complete the development of and obtain regulatory approval for ConXn and successfully introduce ConXn, our future prospects and results of operations would be materially and adversely affected.


WE HAVE ADDITIONAL DEVELOPMENT OBJECTIVES THAT WE NEED TO ACHIEVE WITH RESPECT TO CONXN, INCLUDING DEVELOPMENT OF ALTERNATIVE DELIVERY SYSTEMS, AND OUR CURRENT SUPPLIES OF CONXN ARE LIMITED.

     In addition to demonstrating the safety and efficacy of ConXn in our current clinical trial, we must meet several additional major development objectives for ConXn. In particular, we may need to develop an alternative means of delivering the drug. In the current clinical trials, ConXn is being delivered through the use of an infusion pump. For a serious and life threatening condition, such as diffuse scleroderma, this method of delivery may be acceptable. However, we are pursuing other indications for ConXn, such as treatment of infertility and peripheral vascular disease, which are not life threatening conditions. For these indications, it will be necessary for us to develop an alternative delivery system; however, the known biological properties of the relaxin molecule may decrease the availability of certain delivery systems. If we are not able to develop a suitable alternative delivery system for ConXn, our ability to market ConXn for indications that are not life threatening would be adversely affected. In this event, commercial potential of ConXn would be materially and adversely affected.

     We currently have limited availability of ConXn because we are exhausting existing supplies in connection with our current clinical trial and our contract manufacturer has not yet initiated larger scale manufacturing. We will be unable to obtain additional supplies of ConXn until larger scale manufacturing is initiated, which will limit the number and extent of ConXn clinical studies we can conduct in the near term.


WE ACQUIRE AND COMMERCIALIZE LATE-STAGE DEVELOPMENT AND MARKETED PRODUCTS. OUR FAILURE TO SUCCESSFULLY ACQUIRE, DEVELOP AND EXPLOIT THESE PRODUCTS MAY MATERIALLY HARM OUR BUSINESS.

     A significant part of our overall strategy is to exclusively license or acquire marketed or late-stage development products in our targeted therapeutic areas. The acquisitions of rights to our products (Luxiq, OLUX, Actimmune, and Ridaura) reflect this strategy. Competition to acquire potentially attractive products is likely to be intense, and we may not be able to acquire products in the future on acceptable terms, in which case our future revenues and results of operations may be adversely affected.

     Some of the products we acquire cannot be commercialized until we obtain regulatory clearance. If we are unable to obtain regulatory approvals, or if approvals take longer than anticipated to obtain or if we are limited in the marketing or labeling claims we are permitted to make, our business would be harmed. If we are unable to effectively manage the integration of acquired products into our product line or to market and sell such products successfully, our revenues will not grow or may decline and our results of operations will be harmed. In addition, if newly-acquired products do not achieve the clinical or marketing results that we expect of them at the time of acquisition or if any of our licenses are terminated, our business will be harmed.


WE HAVE A HISTORY OF LOSSES AND HAVE ONLY RECENTLY BEGUN TO MARKET PRODUCTS. AS A RESULT, OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY IS HIGHLY UNCERTAIN.

     We have incurred operating and net losses every year since our inception. We had net losses of $26.6 million in 1998 and $10.7 million in the six months ended June 30, 1999. Our accumulated deficit was $103.2 million at June 30, 1999. We expect to incur additional losses for at least the next few years. We cannot assure you that we will achieve profitability and, if we do reach profitability, we may not be able to sustain it. Our ability to reach, and sustain profitability, will depend upon the success of our current products and our products under development.

     In particular, if our current ConXn clinical trial is successful, we would incur significant additional expenditures associated with pursuing regulatory approval and eventual commercialization of ConXn which would extend the date as of which we could first achieve profitability. If we are unable to successfully complete development and commercialization of ConXn, we may never achieve profitability.


FUTURE SALES OF SHARES OF COMMON STOCK BY LARGE STOCKHOLDERS COULD LOWER THE MARKET PRICE FOR OUR COMMON STOCK.

     A significant percentage of our shares are held by large stockholders that include venture capital and other private institutional investors, companies with whom we have product development collaborations and companies from whom we have acquired technology or products. In most cases, the holders of these shares can resell them in the public securities markets under Securities and Exchange Commission Rule 144 or under an effective registration statement or are entitled to require us to register their securities for resale. Accordingly, we cannot control the timing of sales of shares of our common stock by these stockholders, and one or more of these stockholders may seek to sell a large block of shares of our common stock at any time. In addition, since certain of these stockholders are companies rather than financial investors, they may have objectives with respect to their interest in us that may differ from those of purely financial investors. Any sale or attempted sale of a large block of shares of our common stock, particularly in light of the trading volume in our common stock, would likely cause the market price of our common stock to decline significantly.


BECAUSE OUR PRODUCT LINE IS NEW AND LIMITED, OUR FUTURE SUCCESS IS DIFFICULT TO PREDICT AND REVENUES MAY FLUCTUATE FROM PERIOD TO PERIOD.

     We have a new and limited product line whose market acceptance remains uncertain. As a result, our quarterly and annual operating results are difficult to predict and may fluctuate significantly in the future depending on factors such as:

      -     the timing of market acceptance of our products;

      -     the timing and shipment of orders for Luxiq, Ridaura and Actimmune;

      -     changes in competitors' pricing policies;

      - the mix of distribution channels through which current and future products are sold; and

      - our ability to obtain sufficient raw materials and an effective supply chain for our products.

AFTER THIS OFFERING IS COMPLETED, WE MAY NEED TO RAISE ADDITIONAL FUNDS. IF WE ARE UNABLE TO RAISE ADDITIONAL FUNDS WHEN NEEDED, OUR BUSINESS WILL SUFFER.

     We believe that our existing cash, cash equivalents, short term investments and product and contract revenues will be sufficient to fund our operating and working capital requirements for at least the next 18 months. Accordingly, we may need to raise additional funding in the future. In particular, if our ConXn clinical trial is successful, our working capital needs will increase as we will incur additional regulatory and commercialization expenses for ConXn. In this event, we would need to raise additional funds. Alternative financing strategies may include, but are not limited to:

      -     equity or debt offerings;

      -     partnering relationships with larger pharmaceutical companies; and

      - debt and lease instruments, including bank credit facilities and capital and operating leases.

     If we are unable to raise additional funds when needed, we may not be able to market our products as planned, or continue development of our other products, which would materially and adversely affect our business, financial condition and results of operations.

     If we need to raise additional money to fund our operations, we cannot be certain that funding from any source will be available to us on acceptable terms, or at all. The amount and the timing of raising additional funds will depend primarily upon our ability to obtain needed regulatory clearances and generate revenues from the sale of our products now approved or currently in development. Our inability to obtain any additional funding on reasonable terms would cause our business, financial condition and results of operations to suffer.


WE RELY ON CORPORATE PARTNERS TO FUND THE DEVELOPMENT OF OUR PRODUCT DEVELOPMENT. THE FAILURE OF OUR PARTNERS TO FUND OUR PRODUCTS WILL HARM OUR BUSINESS.

     We depend on licensing agreements with our corporate partners in order to successfully develop and commercialize our products. We also generate revenue by licensing out our products to third parties for specific territories and indications. This reliance on third parties for our current and future success carries several risks, including the possibilities that:

      - a product development contract may expire or a relationship may be terminated, and we will not be able to attract a satisfactory alternative partner within a reasonable time;

      - a partner involved in the development of our products does not commit sufficient capital to successfully develop our products; and

      - we may be contractually bound to terms that, in the future, are not commercially favorable to us.

     If any of these risks actually occur, our business, financial condition and results of operations will be harmed.


OUR STOCK PRICE IS VOLATILE AND THE VALUE OF YOUR INVESTMENT COULD DECLINE SIGNIFICANTLY.

     The market prices for securities of pharmaceutical and biotechnology companies, particularly such companies with market capitalizations below $500 million, have been and are likely to continue to be highly volatile. The following factors may have a significant impact on the market price of our common stock:

      - announcements of technological innovations or new commercial products by us or our competitors;

      - developments concerning the progress of our clinical trials, including, in particular, clinical trials of ConXn;

      - publicity regarding actual or potential medical results relating to products under development by us or our competitors;

      - competitive developments, including the introduction of products by our competitors that render our marketed products or products under development obsolete or less competitive;

      -     regulatory developments in the United States and foreign countries;

      - changes in the recommendations of securities market analysts regarding our securities and others in our sector;

      -     public concern as to the safety of biotechnology products; and

      -     economic and other external factors.

     The above factors may cause our stock price to fluctuate and the value of your investment may decline significantly.


CLINICAL TRIALS ARE INHERENTLY UNPREDICTABLE AND OUR FAILURE TO SUCCESSFULLY IMPLEMENT AND COMPLETE THEM WILL HARM OUR BUSINESS.

     Before any company can obtain regulatory approval for the commercial sale of its products under development, it must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in the target indication for which approval is sought. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in later-stage testing. In particular, there can be no assurance that our current ConXn trial or future clinical trials will demonstrate the safety and efficacy of any products or will result in approval to market products. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after promising results from earlier trials.

     In February 1999, we commenced a Phase II/III trial of ConXn for the treatment of diffuse scleroderma, and in July 1999 we filed an investigational new drug application to commence clinical trials of ConXn for the treatment of infertility. We cannot be certain that we will be able to start any future trials or successfully complete them once started. If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of our products, our business will be harmed. Even if a product from our research and development programs performs favorably in clinical trials, the FDA may not approve it.

     In addition, because we will, in a number of cases, rely on contractual rights to access data collected by other companies in clinical trials, we are dependent on the continued satisfaction by such parties of their contractual obligations to provide such access and cooperate with us in the execution of successful filings with the FDA. There can be no assurance that the FDA will permit such reliance. If we are unable to rely on clinical data collected by others, we could be required to repeat clinical trials, which could significantly delay commercialization, and require significantly greater capital.

     Moreover, the rate of completion of clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment in our clinical trials may result in increased costs and delays, which could have a material adverse effect on us.

     If we are unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of our products in these clinical trials, our business, financial condition and results of operations will be materially and adversely affected.


IF WE DO NOT OBTAIN GOVERNMENTAL APPROVALS FOR OUR PRODUCTS IN DEVELOPMENT, WE CANNOT SELL THESE PRODUCTS, WHICH WOULD SIGNIFICANTLY HARM OUR BUSINESS.

     Products developed by the pharmaceutical and biotechnology industries are subject to extensive regulation by the FDA under the Food Drug and Cosmetic Act. All of our products under development will require regulatory approval by the FDA before we are permitted to sell them in the United States. In order to do so, we must show in preclinical and clinical trials that our products are safe and effective, which cannot be guaranteed. The results from such studies may not be predictive of results that will be obtained in later-stage testing. Clinical trial data can be the subject of differing interpretation. We cannot assure you that the FDA will interpret our clinical data the way we do, or that the FDA will not require additional clinical data to support approval.

     After we complete the clinical trials for a product, we will be required to file a new drug application, if the product is classified as a new drug, or a biologic license application, if the product is classified as a biologic, which is a drug based on natural substances. The requirements for submission of such applications and the approval processes on the part of the FDA require substantial time and effort, and there can be no assurance that any approval will be granted on a timely basis if at all. The FDA can take between one and two years to review new drug applications and biologic license applications or longer if significant questions are raised during the review process. In addition, delays or rejections may be encountered during FDA review. We can not assure you that even after such time and expenditures, regulatory approval will be obtained. If regulatory approval of a product is granted, it may limit the indicated uses for which the product may be marketed.

     In order to market our products in countries outside of the United States we and our partners are required to obtain similar approvals from foreign regulatory bodies. The process of obtaining these approvals is time consuming and requires the expenditure of substantial resources, and we may encounter similar delays, rejections, requests for additional data, and other setbacks with regulatory authorities in other countries as we face in the United States. If any of these risks occur, our business, financial condition or results of operations would be materially and adversely affected.


IF WE FAIL TO MAINTAIN GOVERNMENTAL APPROVALS OUR BUSINESS WILL SUFFER.

     If we get approval, whether in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

      -     adverse drug experience reporting regulations;

      -     product promotion;

      - product manufacturing, including good manufacturing practice requirements; and

      -     product changes or modifications.




     If we fail to comply or maintain compliance with such laws and regulations, we may be fined and barred from selling our products. If the FDA believes that we are not in compliance with the law, it can:

      -     retain or seize our products;

      -     mandate a recall;

      -     stop future violations through injunctive procedures; and

      -     assess civil and criminal penalties against us.

     We depend on third parties to manufacture our products. These parties must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We cannot assure you that our present or future suppliers will be able to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. After regulatory approvals are obtained, later discovery of previously unknown problems or failure to comply with the regulatory requirements may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions.


IF WE CANNOT ADEQUATELY PROTECT OUR PATENT AND PROPRIETARY RIGHTS, OUR BUSINESS WILL SUFFER.

     Our success will depend in part on our ability and the ability of our licensors to obtain patent protection for our technology and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties. We own or have exclusively licensed pending applications and/or issued patents worldwide relating to the technology of all three of our programs as well as technology in earlier stages of research.

     The foam technology used in our Luxiq and OLUX products is not covered by issued patents in the United States or any other country but is the subject of pending patent applications. In the event that we do not obtain patent coverage for Luxiq and OLUX, it may be easier and more attractive for potential new market entrants to develop and introduce competitive products, which could materially and adversely affect our business, financial condition and results of operations.

     With regard to patent applications filed by us or our licensors or patents issued to us or our licensors, we cannot assure you that:

      - any of our or our licensors' patent applications will issue as patents;

      - our competitors will not successfully challenge or circumvent our patents; or

      - any patents which exist or are issued will provide competitive advantage to us.

     In addition, others may obtain patents that contain claims having a scope that covers products or processes that we make, have made, use, or sell. If a third party claimed an intellectual property right to technology we use, we might be forced to:

      -     discontinue an important product or product line;

      -     alter our products or processes to avoid infringement;

      -     pay license fees and/or damages; and

      -     cease certain activities.

     Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, if at all.

     We cannot be certain that we would be successful in any attempt to redesign our products or processes to avoid infringement.

     Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office, may be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of others' patent and proprietary rights. A judgment adverse to us in any patent interference, litigation or other proceeding arising in connection with these patent applications could materially and adversely affect our business. In addition, the costs of any such proceeding may be substantial whether or not we are successful.

     We are aware of other pending third party patent applications which, if issued, might be asserted against our T-cell receptor, or TCR, vaccine technology. We are also involved in a European Opposition against one of our European patents that is related to TCR. Even though we are not pursuing clinical development of TCR, we are continuing to incur both patent prosecution and maintenance costs related to TCR.

     In addition, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may be different.

     Furthermore, with respect to our relaxin patent portfolio, one of the European patents licensed to us was opposed by a third party. Our licensor successfully defended the original Opposition, resulting in a decision in our favor, but the decision has been appealed. We cannot assure you that the original decision will be upheld.

     We also rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship, will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, shall be our exclusive property, other than inventions unrelated to us and developed entirely on the individual's own time. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.


THE STRENGTH OF OUR PATENT PORTFOLIO DEPENDS ON CERTAIN THIRD PARTIES.

     We or our licensors are prosecuting patent applications both in the U.S. Patent and Trademark Office and various foreign patent agencies for patents that would cover technology we own or license. However, we do not know whether any of our applications will result in the issuance of any patents, or whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated.

     Nearly all of our patent portfolio is licensed from third parties, who are responsible to varying degrees for the prosecution and maintenance of those patents. Our success will depend on our ability, or the ability of our licensors, to obtain and maintain patent protection on technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others. Patent applications filed by us or on our behalf may not result in patents being issued or, if issued, the patents may not afford protection against competitors with similar technology. It is possible that before any of our products in development can be commercialized, the related patents may have expired or be close to expiration, thus reducing any advantage of the patent. Moreover, composition of matter patent protection, which gives patent protection for a compound or a composition, may not be available for some of our product candidates.

     While we have taken reasonable steps to ensure that the patents licensed to us are valid and enforceable, we cannot give any assurance that the patents, if challenged, would be upheld. In addition, the patents in our relaxin patent portfolio begin to expire in 2002 in foreign countries and 2005 in the United States. While we and our licensors continue to file and prosecute patent applications, there can be no assurance that any additional patents will issue, or that they will be sufficient to protect our relaxin products.

     Additionally, licenses with Genentech and the Florey Institute require us to use our best efforts to commercialize relaxin. Our failure to successfully commercialize relaxin may result in the reversion of our rights under these licenses to Genentech and the Florey Institute. The termination of these agreements and subsequent reversion of rights could materially and adversely affect our business.


WE ARE DEPENDENT UPON THIRD-PARTY MANUFACTURERS AND DISTRIBUTORS FOR OUR PRODUCTS. IF THEY ARE UNABLE OR UNWILLING TO PRODUCE OR DISTRIBUTE OUR PRODUCTS, OUR BUSINESS RESULTS WILL SUFFER.

     We have no manufacturing or distribution facilities for any of our products, and we do not currently intend to develop any of these capabilities. We have manufacturing agreements with the following companies:

      -     SmithKline for Ridaura;

      -     Consolidated Chemical Laboratories (Pvt.) Ltd. for Luxiq and OLUX;

      -     Boehringer Ingelheim Austria GmbH for relaxin; and

      -     Genentech for Actimmune.

     If these third parties are unable or unwilling to produce our products in sufficient quantities, with appropriate quality for our clinical trials and subsequent commercialization, if any, and under commercially reasonably terms, our business, financial condition and results of operations will suffer.

     In addition, we have entered into an agreement with CORD Logistics, Inc. to distribute Ridaura, Luxiq and Actimmune. If CORD were to become unable to continue to distribute our products in an effective manner or if we were unable to maintain sufficient personnel with the appropriate levels of experience to manage this function, our business, financial condition and results of operations would be harmed.

     Our strategy is to continue to use contract manufacturers to produce our current and future products. If we were unable to contract for manufacturing capabilities on acceptable terms, our ability to conduct preclinical and human clinical testing of products under development and to market and sell products would be adversely affected. Therefore, manufacturing difficulties would adversely affect our business, financial condition and results of operations.

WE HAVE A NUMBER OF SOLE SOURCE MANUFACTURERS, AND INTERRUPTIONS IN THE SUPPLY CHAIN COULD HARM OUR BUSINESS.

     We currently rely on several sole source manufacturers. In particular, Ridaura is currently manufactured by SmithKline and ConXn is being manufactured for us by Boehringer Ingelheim. CCL Pharmaceuticals is currently our sole source manufacturer for Luxiq and OLUX and we are currently in the process of seeking to qualify an additional source for these products. We have not made any attempts to qualify additional sources of supply for our other sole source products. Any failure of sole source manufacturers to provide us with product requirements in a timely and cost-effective manner could result in reduced sales of marketed products and delays in the progress of clinical trials for products under development. Accordingly, the failure of sole source manufacturers to meet our requirements could have a material adverse effect on our business, financial condition and results of operations.


WE FACE INTENSE COMPETITION, AND THE FAILURE TO COMPETE EFFECTIVELY WOULD HARM
US.

     The pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that we are marketing, or seeking to develop and market. There are numerous pharmaceutical and biotechnology companies and academic research groups throughout the world engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions addressed by us. We believe that competitive factors in our industry include:

      -     scientific and technological expertise;

      -     sales and marketing resources;

      - operational competence in developing, protecting, manufacturing and marketing products and obtaining timely regulatory agency approvals;

      - managerial competence in identifying and pursuing product in-licensing and acquisition opportunities; and

      -     financial resources.

     We cannot assure you that physicians will adopt our products over competing products, or that our products will offer an economically feasible alternative to existing modes of therapy.

     In addition, many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we have. Many of these competitors have more collective experience than we do in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than us.


THE INTRODUCTION OF NEW TREATMENTS FOR RHEUMATOID ARTHRITIS WILL LIKELY RESULT IN DECLINING SALES OF RIDAURA, WHICH WILL ADVERSELY AFFECT OUR REVENUES AND COULD HARM OUR BUSINESS.

     Three companies, Immunex Corporation, Hoechst Marion Roussel and Monsanto Company, recently received FDA approval for new products and therapies to treat rheumatoid arthritis. In addition, there are other products under development for treatment of rheumatoid arthritis, and the number of new products in this field is therefore likely to continue to increase.

     There can be no assurance that physicians will continue to prescribe Ridaura over other rheumatoid arthritis products, or that Ridaura will offer a cost-effective alternative to competing therapies. In addition, although we believe that there will be a continued role for products such as Ridaura, the market for products to treat rheumatoid arthritis is changing dramatically by virtue of these recent product introductions and is likely to continue to change based upon other new product introductions. As a result, we expect that sales of Ridaura will decline, which will have a negative effect on our revenues and could harm our business, financial condition and results of operations.


THE UNAVAILABILITY OF THIRD-PARTY REIMBURSEMENT MAY LIMIT THE USE OF OUR PRODUCTS, WHICH WOULD CAUSE OUR REVENUES TO DECLINE.

     Our products' commercial success is substantially dependent on whether third-party reimbursement is available for the use of our products by hospitals, clinics and doctors. We cannot be certain that Medicare, Medicaid, health maintenance organizations and other third-party payers will authorize or otherwise budget for the reimbursement of our products. Such governmental and third-party payors are increasingly challenging the prices charged for medical products and services. We cannot be certain that our products will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow our products to be marketed on a competitive basis. The continuing efforts of government, insurance companies, and other payors of health care costs to contain or reduce those costs could lead to reduced sales of our products. Likewise, legislative proposals to reform health care or reduce government programs could result in lower prices for or rejection of our products. The cost containment measures that health care payors are instituting, both in the United States and internationally, could adversely affect our business, financial condition and results of operations. To the extent that changes in reimbursement policies or health care cost containment initiatives limit or restrict reimbursement for our products, our business, financial condition and results of operations would be materially and adversely affected.

     In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the United States or foreign health care systems could have a material adverse effect on our business.


WE ARE LIKELY TO HAVE TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK TO GENENTECH, WHICH WOULD DILUTE YOUR EQUITY OWNERSHIP INTEREST IN US.

     In 1998, we obtained a license from Genentech for Actimmune for the treatment of infections resulting from chronic granulomatous disease and several additional indications in the United States. As a result of the license, we issued to Genentech 380,048 shares of common stock valued at $2.0 million in May 1998. The license originally required that the value of these shares equal $4.0 million on December 28, 1998. This license was amended in December 1998 and now requires the total value of the shares issued to Genentech equal $4.0 million on or before December 15, 1999. If the value of the shares is less than $4.0 million at that time, we would have to either issue additional shares or pay cash to Genentech to make up the difference. The value of the 380,048 shares issued to Genentech was approximately $1.9 million on October 31, 1999, making it likely that we will need to issue additional shares to Genentech before December 15, 1999. If we are required to issue additional shares, your percentage ownership in us will be reduced.


WE ARE SUBJECT TO FOREIGN EXCHANGE RISKS IN SOME OF OUR CONTRACTS WHICH MAY INCREASE OUR OPERATIONAL EXPENSES.

     Payments to us under our relaxin collaboration with Suntory for the Japanese market are made to us in Japanese yen. The expenses that we incur to develop relaxin are denominated in U.S. dollars. Accordingly, in the event that the U.S. dollar appreciates against the Japanese yen, the payments we receive from Suntory would cover a smaller portion than anticipated of relaxin development costs. This would require us to bear a greater proportion of development costs. In addition, if in the future we enter into additional agreements or make product sales that are denominated in foreign currencies, our foreign currency exchange risk would increase.

     In addition, we make payments to Boehringer Ingelheim for the production of ConXn in Austrian Schillings and to CCL Pharmaceuticals for the production of Luxiq and OLUX in Pounds Sterling. In the event that the U.S. dollar depreciates against the schilling or the pound, the payments that we must make will increase, which may have a material adverse effect on our business.


WE DEPEND ON OUR KEY PERSONNEL, AND WILL NEED TO ATTRACT AND RETAIN ADDITIONAL KEY PERSONNEL IN THE FUTURE.

     We depend on the principal members of our development and management staffs, the loss of whose services might impede the achievement of development and commercial objectives. We do not maintain key person insurance on any of these individuals. Moreover, the hiring of additional personnel in such areas as clinical trials, governmental approvals, manufacturing and sales and marketing will increase burdens on our management, operational and financial resources. Competition for key personnel with the expertise that we are likely to require is intense and is expected to continue to increase. If we are unable to attract and retain the required number of skilled and experienced management and operational and scientific personnel, our business will be harmed.


WE USE HAZARDOUS MATERIALS IN OUR BUSINESS AND ARE SUBJECT TO ENVIRONMENTAL CONTROLS AND REGULATIONS.

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources. We could be required to incur significant costs to comply with environmental laws and regulations as its research activities are increased, and if that were to happen our business, financial condition and results of operations could be adversely affected.


BECAUSE STOCK OWNERSHIP IS CONCENTRATED, YOU AND OTHER INVESTORS WILL HAVE MINIMAL INFLUENCE ON STOCKHOLDER DECISIONS.

     Prior to this offering, our ten largest stockholders beneficially owned approximately 67% of our outstanding common stock. As a result, these stockholders are able to significantly influence matters requiring stockholder approval, including the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.


WE MAY FACE PRODUCT LIABILITY CLAIMS RELATED TO THE USE OR MISUSE OF OUR
PRODUCTS.

     We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have not experienced any such claims to date, but we cannot be certain, in particular after commercial introduction of products, that we will not experience losses due to product liability claims. We currently maintain liability insurance with specified coverage limits. Although we believe these limits are adequate, we cannot be certain that the insurance policies will be sufficient to cover claims which may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit, could materially and adversely affect our business.


WE MAY BE ADVERSELY AFFECTED BY THE YEAR 2000 ISSUE.

     Many computer systems and software applications were not designed to handle dates beyond the year 1999, and therefore will need to be modified prior to year 2000 in order to remain functional. Those computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Beginning in the year 2000, these date code fields will need to accept four digit entries to the 1900's from the year 2000 or they could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As with many other companies the Year 2000 issue poses a potential risk for us, and computer systems and/or software used by many companies, including us, may need to be upgraded to comply with such Year 2000 requirements.

     We have completed an assessment of our business information systems and related business processes used in our operations, most of which are provided by outside suppliers. As of September 30, 1999, we have completed the testing and upgrading of all of our information technology and operating systems. We have on-line access to our third party distribution service system that includes customer orders, billing, shipping and inventory management. This vendor has made its distribution system Year 2000 compliant, and we converted to the compliant system in November 1998.

     Our reliance on key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues might not have an adverse effect on us. We have initiated formal communications with each of our significant suppliers and customers to determine the extent of our vulnerability to those third parties' failure to remediate their own Year 2000 issues. We have requested that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance. However, the response of those third parties is beyond our control.

     We have initiated the process of developing contingency plans for certain critical business processes. These contingency plans involve, among other actions, adjusting production schedules, increasing inventories, developing manual workarounds, and including a test run with the date "00" for our internal operating systems by mid-November. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. However, there can be no assurance that we will be able to solve all potential Year 2000 issues, and if we fail to correct a material Year 2000 problem, our normal business activities and operations could be interrupted. Such interruptions could have a material adverse effect on our business, financial condition and results of operations. Our total cost for the Year 2000 project is estimated to be less than $100,000, and has been funded through available cash resources and has not been material to our financial condition to date.


WE HAVE ANTI-TAKEOVER PROVISIONS IN OUR CORPORATE CHARTER DOCUMENTS THAT MAY RESULT IN OUTCOMES THAT YOU DO NOT AGREE WITH.

     Our board of directors has the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for third parties to acquire a majority of our outstanding voting stock. We also have a stockholder rights plan, which entitles existing stockholders to rights (including the right to purchase shares of preferred stock) in the event of an acquisition of 15% or more of our outstanding common stock, or an unsolicited tender offer for such shares. The existence of the rights plan could delay, prevent, or make more difficult a merger or tender offer or proxy contest involving us.

     In addition, provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving us. Further, our stock option and purchase plans generally provide for the assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the option stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.


                           FORWARD-LOOKING INFORMATION
--------------------------------------------------------------------------------

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Forward-looking statements in this prospectus include, but are not limited to, those relating to the commercialization of our currently marketed products, the progress of our product development programs, developments with respect to clinical trials and the regulatory approval process, developments related to acquisitions and clinical development of drug candidates, and developments relating to the growth of our sales and marketing capabilities. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS
--------------------------------------------------------------------------------

     Connetics will not receive any proceeds from the sale of the Shares by the Selling Stockholders in the offering.

                                 DIVIDEND POLICY
--------------------------------------------------------------------------------

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds for use in our business, and do not anticipate paying any cash dividends in the foreseeable future. Covenants under our bank credit agreement restrict us from paying cash dividends.


                           PRICE RANGE OF COMMON STOCK
--------------------------------------------------------------------------------

     Our common stock commenced trading on the Nasdaq National Market under the symbol CNCT on February 1, 1996. The following table sets forth, for the periods indicated, the intra-day high and low bid prices per share of common stock on the Nasdaq National Market:

                                                                             HIGH    LOW
                                                                             ----    ---
     1999
     Fourth Quarter (through November 5, 1999)............                 $ 5.06   $4.06
     Third Quarter........................................                   7.75    4.88
     Second Quarter.......................................                   8.00    5.88
     First Quarter........................................                  10.25    4.50
     1998
     Fourth Quarter.......................................                   5.88    2.00
     Third Quarter .......................................                   4.50    2.13
     Second Quarter.......................................                   6.06    3.25
     First Quarter........................................                   5.56    3.00
     1997
     Fourth Quarter.......................................                   4.38    2.50
     Third Quarter........................................                   9.75    3.50
     Second Quarter.......................................                   8.13    6.00
     First Quarter........................................                   8.38    6.00

     The last reported sale price of our common stock on the Nasdaq National Market on November 5, 1999 was $4.375. As of October 31, 1999, there were approximately 177 stockholders of record of our common stock.

                                    BUSINESS
--------------------------------------------------------------------------------

OUR BUSINESS

     We are a pharmaceutical company focused on late-stage product development and commercialization for dermatology and other specialty medical markets. We believe we have a competitive advantage due to our focused marketing and sales force, our expertise in developing products in an efficient manner, and our commitment to pursuing the development and commercialization of innovative products with significant commercial potential. We currently market three products, and our goal is to continue to increase revenues with our existing, as well as future, products. The status of our development and commercialization activities is as follows:

     Dermatology products:

            - Luxiq foam--marketed for the treatment of mild to moderate scalp dermatoses

            - OLUX foam--NDA submitted for the treatment of moderate to severe scalp dermatoses

            - Ketoconazole foam--in development for the treatment of topical fungal diseases

     ConXn (recombinant human relaxin) development programs:

            -     Scleroderma--Phase II/III trial ongoing

            -     Infertility--Phase I/II trials scheduled to begin in late 1999

            - Peripheral vascular disease and organ fibroses--preclinical development ongoing

     Other commercialized products:

            -     Ridaura--marketed for the treatment of rheumatoid arthritis

            - Actimmune--marketed for the treatment of infections resulting from chronic granulomatous disease, a rare congenital autoimmune disease

     We are building our business by offering dermatological products with clinically proven therapeutic or cosmetic advantages and by providing quality customer service to dermatologists through our experienced sales and marketing staff. We are also targeting the development of ConXn for several indications and are conducting a Phase II/III trial. We plan to continue to leverage our expertise in efficiently developing and marketing our products by continuing to innovate, strategically acquire, in-license or enter into co-development agreements for commercially attractive pharmaceutical products.


OUR OBJECTIVES

     ESTABLISH STRONG PRESENCE IN THE DERMATOLOGY MARKET

      - Exploit Attractive Market Opportunities. We have identified the dermatology market as one that is underserved by large pharmaceutical companies because the market opportunity, while significant for us, is relatively small for them. We intend to differentiate ourselves from our competitors by offering products which are both effective and cosmetically superior to existing products.

      - Capitalize Upon our Focused Marketing and Sales Force. We have a 52 person pharmaceutical sales and marketing organization. We require that our sales people have pharmaceutical sales experience, and the majority has prior dermatological sales experience. Our goal is to build close relationships with the approximately 6,000 dermatologists who are responsible for 90% of all prescriptions written by dermatologists. We intend to enhance our existing marketing and sales capabilities in order to expand and increase the penetration of our existing products as well as market new products.

      - License and Develop Products Based Upon Innovative Delivery Formulations. We believe that the proprietary foam technology offers significant advantages over conventional therapies, and we plan to develop other products employing this unique delivery formulation. We will seek to develop other innovative products from existing pharmaceutical agents with proven efficacy and a demonstrated physician and patient need. We intend to pursue further strategic licensing of innovative formulations consistent with our standards for efficacy, quality, cosmetic elegance, cost and gross profit margins.

      - In-License Development Stage and Currently Marketed Products. We plan to continue to in-license and acquire rights to late-stage development products and currently marketed products in the dermatology area. Changing industry conditions have resulted in opportunities to in-license or acquire additional products. Additionally, we are able to provide our development and commercialization expertise to products that are beyond the core competencies of some research companies. This strategy allows us to develop products while minimizing our exposure to the risks inherent in drug discovery and basic research.


      AGGRESSIVELY AND BROADLY DEVELOP CONXN

      - Exploit Exclusive License Rights. We licensed the exclusive rights to develop and commercialize recombinant human relaxin from Genentech. ConXn may serve as a potential treatment for several life-threatening diseases and medical disorders that currently have limited therapies. Accordingly, if successfully developed and cleared for marketing by the FDA, ConXn could represent a significant commercial opportunity.

      - Conduct Clinical Trials for Multiple Indications. We initiated a Phase II/III trial of ConXn for the treatment of diffuse scleroderma in February 1999. We anticipate completing enrollment by year end 1999, and plan to announce trial results by year end 2000. In addition, we filed an application to initiate human studies for the treatment of infertility and expect to begin enrolling patients in a Phase I/II clinical trial during the fourth quarter of 1999. We are also investigating the opportunities that exist for ConXn in treating peripheral vascular disease and organ fibroses.

      - Leverage Our Strategic Development Partnerships. In collaboration with our three corporate partners-Medeva, Suntory and Paladin-we are rapidly expanding our development and commercial planning activities for relaxin. These strategic agreements involve license, development, milestone and equity payments to us of up to $52 million in exchange for the commercial rights to relaxin for the treatment of scleroderma outside of the United States. As of June 30, 1999, we had received $12.5 million from these partners.

PRODUCTS

     Our marketed products and those under development are primarily concentrated in dermatology as well as other specialty markets. Our products are as follows:

     PRODUCT               INDICATION                      STATUS                     MARKETING PARTNERS
  Dermatology
  LUXIQ FOAM          Mild to moderate scalp        Marketed                         Connetics - North America
                      dermatoses
  OLUX FOAM           Moderate to severe scalp      NDA submitted                    Connetics - Worldwide
                      dermatoses
  KETOCONAZOLE        Topical fungal diseases       Phase III trials expected        Connetics - Worldwide (excluding
    FOAM                                            late 2000                        Australia and New Zealand)
  Relaxin
  CONXN               Scleroderma                   Phase II/III trial initiated     Medeva - Europe
                                                    in February 1999                 Paladin - Canada
                                                                                     Suntory - Japan(1)
                                                                                     Connetics - Rest of World
                      Infertility(2)                Phase I/II trials                Medeva - Europe
                                                    scheduled to begin               Paladin - Canada
                                                    in late 1999                     Connetics - Rest of World
                      Peripheral vascular           Preclinical development          Medeva - Europe
                      disease and organ fibroses    underway for treatment           Paladin - Canada
                                                    of organ fibroses and            Connetics - Rest of World
                                                    peripheral vascular
                                                    disease
  Other
  RIDAURA             Rheumatoid arthritis          Marketed                         Connetics - United States
  ACTIMMUNE           Chronic granulomatous         Marketed                         Connetics - United States
                      disease                                                        until December 31, 2001
                                                                                     (royalties
                                                                                     thereafter)
  T-CELL RECEPTOR     Autoimmune diseases           Early-stage clinical             Connetics - Worldwide
    VACCINES                                        studies completed - Further
                                                    development activities
                                                    have been suspended

(1)   Suntory did not license the tradename ConXn.

(2) We currently have co-exclusive rights with Genentech for reproductive indications. Medeva and Paladin have options to acquire rights for reproductive indications in their territories if we obtain exclusive worldwide rights.

DERMATOLOGY

     According to IMS, the 1998 prescription dermatology market accounted for an estimated $2.7 billion in annual sales in the United States and is comprised mostly of products with annual sales of less than $50 million per product. We believe that most prescription dermatology products do not generate a level of sales that would typically interest large pharmaceutical companies. Approximately 6,000 of the 8,500 U.S. dermatologists account for 90% of the prescriptions written by dermatologists. We believe this concentrated physician base enables us to effectively address this market with our well trained, highly experienced, 52 person sales and marketing force.

     Often dermatological diseases persist for an extended period of time and are treated with clinically proven drugs that are currently delivered in a variety of formulations, including solutions, creams, gels and ointments. We believe that these existing delivery systems often inadequately address a patient's needs for efficacy and cosmetic elegance, which combined may decrease patient compliance. We believe that our foam-based dermatology products offer significant advantages over these conventional therapies. These advantages include improved efficacy due to higher absorption and more localized delivery of the active agent. In addition, the foam is cosmetically elegant as it is non-staining, non-greasy and quick drying. All of these factors may lead to increased patient compliance.

     We focus on developing and commercializing innovative products for dermatology and other specialty market needs. We have two foam-based products for the treatment of scalp dermatoses: Luxiq, which we currently market, and OLUX, which is awaiting FDA review. We believe that the proprietary foam delivery system has significant treatment and cosmetic advantages over conventional therapies for scalp dermatoses. These advantages include:

- Strong Efficacy: The unique foam formulation liquefies when applied, and enables rapid penetration of active dermatologic agent, thus enhancing efficacy;

- Cosmetic Elegance: The foam formulation when applied is quick drying, non-greasy, non-staining and odorless; and

- Increased Patient Compliance: The formulation's cosmetic elegance and increased efficacy may improve patient compliance and satisfaction.

     Luxiq Foam

     Luxiq is a foam formulation of a mid-potency topical steroid with the active ingredient betamethasone valerate, which is prescribed for the treatment of steroid responsive scalp dermatoses such as psoriasis, eczema and seborrheic dermatitis. According to IMS, the 1998 sales of mid and high potency topical steroid treatments were approximately $450 million in the United States. We licensed the North American rights from Soltec to develop and commercialize Luxiq. In our Phase III trial, patients treated with Luxiq experienced a statistically significant improvement over patients treated with placebo or a currently approved betamethasone valerate mid-potency lotion. In March 1999, we received FDA clearance for Luxiq and in April 1999 we initiated commercial sales in the United States. The product is approved for sale in the United Kingdom and is being marketed in the United Kingdom by a subsidiary of Medeva.

     OLUX Foam

     OLUX is a foam formulation of a super high potency topical steroid with the active ingredient clobetasol propionate, which is being developed for the treatment of moderate to severe scalp psoriasis and other steroid-responsive dermatoses of the scalp. According to IMS, the 1998 sales of super-high potency steroid treatments were $190 million in the United States. We have licensed worldwide rights from Soltec to develop and commercialize OLUX. In 1998, we completed a Phase III multicenter, randomized, double-blind clinical trial of approximately 190 scalp psoriasis patients which compared OLUX to a currently approved clobetasol solution and placebo during a two week treatment regimen. OLUX trial results showed a 74% improvement in the global response to treatment as judged by the investigators for OLUX as opposed to 63% for clobetasol solution and 8% for placebo. Primary endpoints included changes in the clinical signs of psoriasis: plaque thickness, scaling, erythema (redness), and the global response to treatment as judged by the investigator. In July 1999, we submitted a new drug application to the FDA for OLUX.

     Ketoconazole Foam

     In July 1999, we entered into an exclusive worldwide license, excluding Australia and New Zealand, with Soltec to develop and commercialize a foam formulation of ketoconazole, a commercially available drug for the treatment of topical fungal diseases. The marketing of ketoconazole foam will require us to receive specific labeling approvals for each indication. According to IMS, the 1998 sales of topical antifungal agents for all indications were approximately $500 million in the United States. Ketoconazole is our third dermatology product to enter development in the last three years. We intend to initiate Phase III trials with our ketoconazole product in late 2000, following completion of formulation and stability studies.


ConXn

     ConXn is our trademark for recombinant human relaxin, a cloned version of the natural hormone, relaxin. We licensed the exclusive rights to develop and commercialize recombinant human relaxin from Genentech, except for co-exclusive rights for reproductive indications. Relaxin is known to have an antifibrotic property, or the lessening or prevention of the creation of dense, firm scar tissue in skin and connective tissue, and an angiogenic property, or the stimulation and formation of new blood vessels. We are pursuing development programs for both properties of relaxin; scleroderma and other organ fibroses represent the target indications for relaxin's antifibrotic properties; while infertility and peripheral vascular disease represent potential opportunities for relaxin's angiogenic properties.

     Relaxin, identified over 70 years ago, was first described as a substance associated with pregnancy. In the mid-1950's, animal-derived relaxin was available as a medical treatment for halting or controlling pre-term labor. Over the years, data has been accumulated regarding the biological properties of this hormone outside the realm of pregnancy.

     To date, we have entered into three collaborative partnerships for our relaxin program for markets outside of the United States. We have licensed rights to develop and commercialize relaxin to Medeva for Europe, Suntory for Japan, and Paladin for Canada. Our license agreements with these international partners are financially and commercially valuable as they offset much of the costs associated with developing relaxin and will provide product commercialization in geographical markets outside of our focus. In combination, the three deals may potentially provide approximately $52 million in license, development, milestone and equity payments, plus royalties on product sales for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications outside of the United States. We may pursue additional license agreements for other foreign markets, and we intend to retain rights for the United States.

     Scleroderma

     The first indication for which we are developing ConXn is scleroderma, a serious disease involving the excessive formation of connective tissue. Scleroderma is characterized by thickening and hardening of the skin and, in severe cases, the internal organs, including the heart, lungs, kidneys and the organs of the gastrointestinal tract. Scleroderma can cause extensive disfigurement and quality of life impairment, often making it impossible for afflicted patients to carry out the most routine daily functions. The

Scleroderma Research Foundation estimates that between 300,000 and 500,000 individuals in the United States, of whom 80% are women, suffer from various forms of this disease, with approximately 70,000 having a severe form of scleroderma called progressive systemic sclerosis. We have been granted orphan drug status in the United States for ConXn for treatment of progressive systemic sclerosis. The Orphan Drug Act of 1983 provides incentives to develop and manufacture products for the treatment of rare diseases. Under the Orphan Drug Act, we may be eligible for tax benefits and be granted a seven-year period of marketing exclusivity for ConXn for the orphan indication.

     The most serious form of progressive systemic sclerosis, called diffuse scleroderma, is often fatal. Few therapies exist that ease the pain and suffering of scleroderma patients. In June 1997, we announced results of a Phase II trial for ConXn in patients with diffuse scleroderma. The results of the six month, 64-patient Phase II trial showed that the administration of 25 micrograms per kilogram per day of ConXn caused a statistically significant reduction in skin score, which is a measure of skin thickening, the primary clinical endpoint, and positive trends were seen in eleven other secondary disease parameters. To our knowledge, ConXn is the only therapy to show statistically significant efficacy in a Phase II, double-blind, placebo-controlled trial for scleroderma. Based partly on the results of the Phase II trial and an earlier Phase I/II trial for scleroderma, we believe that ConXn may have a beneficial effect on connective tissue turnover and may serve as a treatment for scleroderma. We initiated a 200-patient, Phase II/III trial of ConXn for the treatment of diffuse scleroderma in February 1999. We anticipate completing enrollment by the end of 1999 and announcing trial results by the end of 2000. If the results from this trial are positive, we intend to submit a biologic license application to the FDA requesting clearance to market the drug.

     Infertility

     Despite improvements in infertility therapy, it is believed that a major cause of infertility is due to the failure of the embryo to implant in the uterus. Our scientists and collaborators have accumulated data indicating that relaxin may be involved in stimulating new blood vessel formation and thickening of the lining of the uterus, which may enhance embryonic implantation and pregnancy success. Accordingly, we believe that ConXn may be useful in the treatment of infertility. In June 1999, we filed an investigational drug application for use of ConXn in the treatment of infertility, and we expect to begin enrolling patients in Phase I/II clinical trials during the fourth quarter of 1999. We intend to conduct reproductive toxicology tests in animals in parallel with the Phase I/II trials.

     Peripheral Vascular Disease

     Peripheral vascular disease, which is generally known as PVD, is a syndrome characterized by inadequate blood flow to the extremities, particularly the lower limbs. PVD often leads to pain and debilitating ulcers, and in its more serious manifestations, gangrene and amputation of the affected limb. It is caused by a variety of serious medical conditions, but the single most common cause is diabetes mellitus. As the incidence of Type II diabetes is increasing in both developed and developing nations, and because there are limited therapeutic options for treatment, PVD is becoming of increasing concern. Because ConXn has a stimulating effect on new blood vessel formation and because of anecdotal reports of wound-healing in our scleroderma trials, we believe that it may have a therapeutic effect on treating PVD. We are currently evaluating the feasibility of a clinical trial with ConXn to treat PVD.

     Organ and Other Fibroses

     We believe that ConXn may have further potential in treating organ-specific fibroses, such as pulmonary, liver, and kidney fibroses, and fibroses stemming from cardiovascular disease. Each of these fibrotic conditions has a common cause -- the production of too much collagen that the body is unable to adequately break down. ConXn's ability to interrupt the production of and promote the breakdown of scarred or hardened tissue may make it effective in the treatment of such diseases, as outlined below.

   AFFECTED ORGAN                POTENTIAL INDICATION                       CURRENT THERAPIES
   Heart                Scarring of the heart that occurs in heart        Angiotensin-converting
                        attacks, atherosclerosis or hypertension          enzyme inhibitors

                        Vessel blockage (restenosis) following            Stents, radiation and
                        angioplasty                                       thrombolytics


   Lung                 Chronic inflammation and scarring in the          Steroids
                        walls of the lungs


   Liver                Fibrosis induced by chronic hepatitis or          Steroids
                        cirrhosis of the liver


   Kidney               Fibrosis that occurs from diabetes and other      Steroids; Angiotension-
                        diseases leading to impairment of kidney          converting enzyme inhibitors
                        filtration

OTHER PRODUCTS

     Ridaura

     Ridaura is an oral formulation of gold salt for the treatment of rheumatoid arthritis, a chronic autoimmune disease that results in painful inflammation and erosion of the joints and loss of mobility. It is estimated that over two million individuals in the United States suffer from this disease. Ridaura is currently indicated for adults with active rheumatoid arthritis who are not responsive to, or are intolerant of, treatment with non-steroidal anti-inflammatory drugs. Ridaura competes on the basis of clinical evidence which shows the drug slows the progression of damage to joint tissue. Our sales of Ridaura for the six months ended June 30, 1999 were approximately $2.3 million as compared to approximately $3.2 million for the same period last year. We believe that our sales have declined in part due to the recent introduction of several major rheumatoid arthritis therapies.

     Actimmune

     Interferon gamma is one of a family of proteins involved in the regulation of the immune system and has been shown to reduce the frequency and severity of certain infections. In May 1998, we entered into a license agreement with Genentech for exclusive rights in the United States, under certain patent rights and know-how, to Actimmune, Genentech's interferon gamma product, for the following indications: infections resulting from chronic granulomatous disease, or CGD; non-cancer dermatological diseases; infectious diseases; infections in osteopetrosis; pulmonary fibrosis; and asthma. At the same time, we also entered into a supply agreement with Genentech in which they will manufacture and supply Actimmune to us. We amended the license agreement effective January 15, 1999 and April 27, 1999 with the cumulative effect of expanding the fields of use for which the license applies, and adding Japan to the license territory. Actimmune was approved for sale in the United States in January 1999 and commercially launched in April 1999. In late April 1999, we spun-off our wholly-owned subsidiary InterMune to develop commercial uses for Actimmune. In connection with the spin-off, we have retained the commercial rights to and revenue from Actimmune for CGD until December 31, 2001 and we will receive a royalty on Actimmune sales thereafter. In addition, we have retained the product rights for potential dermatological applications. Our sales of Actimmune for the six months ended June 30, 1999 were approximately $2.0 million as compared to zero for the same period in 1998. InterMune has assumed our obligations under the license with Genentech and the supply agreement.

     T-Cell Receptor Program

     Autoimmune diseases are generally believed to result from an inappropriate response of the immune system; however, the mechanism responsible for causing these T-cells to attack healthy tissue has, for the most part, not been identified. Through a license agreement with XOMA and a research and collaboration and assignment agreement with Arthur A. Vandenbark, Ph.D., we hold certain patents to T-cell receptor vaccines, generally known as TCR vaccines, for the treatment of autoimmune diseases, such as rheumatoid arthritis and multiple sclerosis. We conducted early-stage clinical studies to evaluate TCR vaccines. While the results for the treatment of rheumatoid arthritis and multiple sclerosis were encouraging, we have suspended most of our activity with respect to TCR, to permit us to focus resources on our dermatology and relaxin-based products. We are exploring strategic alternatives for this product.


SALES AND MARKETING

     We strive to maintain an experienced, highly productive sales and marketing organization. In recruiting people to join our sales team, we require that people have pharmaceutical sales experience, and the majority of our sales staff has prior experience selling dermatology products. As of September 30, 1999, we had 54 people in our sales and marketing organization, including 45 sales representatives. Our sales representatives focus on cultivating relationships of trust and confidence with dermatologists. We use a variety of advertising, promotional material, specialty publications, participation in educational conferences and product Internet sites to achieve our marketing objectives. We may supplement our sales staff from time to time with contract sales representatives to increase the frequency of our sales calls or to assist with the launch of products.

     We intend to maintain control of sales and marketing responsibilities for our targeted specialty markets in the United States. Outside of our target markets, we have entered partnerships to manage product commercialization activities. For example, in March 1999, we entered into agreements with MGI Pharma to provide sales support for Ridaura and Luxiq to rheumatologists. The agreements help us achieve our sales objectives for these products, while permitting us to focus primarily on the dermatology market. In addition, our relaxin partners, Medeva for Europe, Suntory for Japan and Paladin for Canada, will be responsible for commercializing relaxin in their territories should that product be approved. Currently, all of our product distribution activities are handled by CORD in the United States.


PARTNERING AGREEMENTS

     Since our founding, we have entered numerous strategic partnerships that have substantially expanded our business. Our main reasons for entering partnerships are to:

      -     gain access to additional product opportunities;

      -     share the risk and financial cost of developing products;

      -     increase product sales and marketing activities; and

      - extend development and commercialization activities to foreign markets.

     Florey Institute

     Many of our relaxin patent rights are licensed from the Florey Institute through a sublicense from Genentech. In January 1998, we entered into a direct agreement with the Florey Institute that requires us to pay relaxin royalties based on our sales directly to the Florey Institute in addition to those royalties payable to Genentech, and according to a modified royalty structure. Under the agreement, we provide approximately $125,000 of annual research funding to the Florey Institute for up to five years or until the date of the first sale of a relaxin product by us or our relaxin partners. We have also agreed to pay the Florey Institute a portion of revenues received from corporate partners. If we fail to use our best efforts to commercialize relaxin, our rights to the Florey Institute patents could be terminated by the Florey Institute.

     Genentech

     In September 1993, we entered into an agreement with Genentech, which was subsequently amended in July 1994 and April 1996. The agreement, as amended, grants to us exclusive rights, for indications other than reproductive, to make, have made, use, import and sell certain products derived from recombinant human relaxin. Genentech retains co-exclusive rights for reproductive indications. The agreement also includes technology transfer, supply, and intellectual property provisions, including a provision requiring us to meet milestones. Our failure to achieve designated milestones allows the termination of the license by Genentech. Upon termination, we could be required to license to Genentech, on a non-exclusive basis, our relaxin technology.

     In December 1995, we entered into a license agreement with Genentech to acquire exclusive U.S. development and marketing rights to interferon gamma for dermatological indications. In May 1998, the agreement was amended in its entirety and we entered into a new license agreement with Genentech that granted us an exclusive U.S. license under certain patent rights and know-how to Actimmune for the treatment of chronic granulomatous disease and several additional indications. At the same time, we also entered into a supply agreement with Genentech in which they will manufacture and supply Actimmune to us. We amended the license agreement effective January 1999 and April 1999 with the cumulative effect of expanding the fields of use for which the license applies, and adding Japan to the licensed territory.

     InterMune

     In April 1999, we spun-off our wholly owned subsidiary, InterMune, through the sale of a majority interest to outside investors. We established InterMune to develop Actimmune in conjunction with our license of Actimmune from Genentech. At the close of the spin-off, we retained approximately a 10% equity position in InterMune, and will receive additional cash and equity payments over the next three years. We will retain commercial rights to and revenue from Actimmune for chronic granulomatous disease until December 31, 2001 and receive a royalty on Actimmune sales thereafter. In addition, we hold an option to purchase the product rights for potential dermatological applications of Actimmune.

     MGI Pharma

     In March 1999, we entered into two agreements with MGI Pharma. Under the terms of the agreements, MGI Pharma will promote Ridaura and Luxiq to the rheumatology market in the United States. These arrangements take advantage of MGI Pharma's specialty sales force that calls on rheumatologists in the United States, and allows us to focus our attention on the dermatology marketplace.

     Medeva

     In January 1999, we entered into an exclusive license agreement with Medeva for the development, commercialization and supply of ConXn in Europe. Under the terms of the agreement, Medeva will pay up to $35.0 million in development, milestone and equity payments for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for ConXn in Europe. Medeva will be responsible for all development and commercialization activities in Europe. Medeva will purchase ConXn from us and pay royalties on European sales of ConXn. Until the earlier of five years after we launch ConXn in the United States or the end of the first calendar year when Medeva's European net sales of ConXn exceed $25.0 million, Medeva will receive 50% of our operating profits from U.S. ConXn sales.

     Paladin

     In July 1999, we entered into an exclusive license agreement with Paladin for the development, commercialization and supply of ConXn in Canada. Under the terms of the agreement, Paladin will pay up to $2.7 million in development, milestone and equity payments for the successful development of ConXn for the treatment of scleroderma. We may receive additional milestone payments for the approval of additional indications for ConXn in Canada. Paladin is responsible for all development and commercialization activities in Canada, and will pay royalties on all sales of ConXn in Canada.

     Soltec

     In June 1996, we entered into an exclusive license agreement with Soltec, to develop and market a foam formulation of the dermatologic drug, betamethasone valerate, in North America. This license agreement led to our launch of Luxiq, in April 1999. In January 1998, we acquired the North American rights to Soltec's proprietary foam formulation of the drug clobetasol propionate. In June 1999, we expanded the license to include worldwide rights to the product, which we intend to market under the tradename OLUX. In July 1999, we submitted an NDA to the FDA for OLUX for the treatment of moderate to severe scalp dermatoses. In July 1999, we licensed the exclusive worldwide rights (excluding Australia and New Zealand) to develop and market ketoconazole foam. We also have an exclusive option on Soltec's foam formulation for the delivery of other dermatological compounds.

     Suntory

     In April 1998, we entered into an exclusive license agreement with Suntory for the development, commercialization and supply of relaxin for scleroderma in Japan. Under the terms of the agreement, Suntory will pay up to 1.6 billion yen, which we estimated to be $14.0 million in license, development and milestone payments, based upon the exchange ratio at the time of the transaction. Suntory is responsible for all development and commercialization activities in Japan. Suntory will purchase relaxin materials from us, make payments based upon development progress in the United States and Japan and pay us royalties on sales in Japan.

     XOMA

     In June 1994, we entered into a technology acquisition agreement with XOMA to purchase all rights to T-cell receptor vaccines technology and for the exclusive right to make, use and sell certain products pursuant to a sublicense agreement.


PATENTS AND PROPRIETARY RIGHTS

     Our success will depend in part on our ability and our licensors' ability to obtain and retain patent protection for our products and processes, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties.

     We own or are exclusively licensed under pending applications and/or issued patents worldwide relating to ConXn, Luxiq and OLUX, as well as other technology in the earlier stages of research.

     Our relaxin patent portfolio includes pending applications and issued patents in the United States and various international equivalents which are owned by us or licensed to us. Our relaxin patent portfolio includes certain claims within the following categories:

      -     compositions of matter;

      -     pharmaceutical compositions;

      -     methods of manufacture; and

      -     methods of treatment.

     The issued patents in our relaxin patent portfolio will expire at various times between 2002 and 2015. Further, no consistent policy has emerged from the U.S. Patent and Trademark Office regarding the breadth of claims allowed in biotechnology patents and, therefore, the degree of future protection for our proprietary rights is uncertain. In addition, the patent laws of foreign countries differ from those of the U.S. and the claims allowed may differ from country to country. Accordingly, the degree of protection, if any, afforded by foreign patents may be different from that in the U.S.

     One of the European patents licensed to us, which claims gene sequence encoding human relaxin, was opposed by a third party challenging the ethics of patents on a human gene sequence. Our licensor successfully defended the original opposition, resulting in a decision in our favor, but the decision has been appealed. No assurance can be given that we will be successful on appeal.

     With respect to patent applications filed by us or our licensors, and patents issued to us or our licensors, no assurance can be given that:

      - any of our or our licensors' patent applications will issue as patents;

      -     any such issued patents will provide competitive advantage to us; or

      - any such issued patents will not be successfully challenged or circumvented by our competitors.

     Our interferon gamma patent portfolio includes issued U.S. patents and other pending U.S. applications. The interferon gamma portfolio covers:

      -     compositions of matter;

      -     pharmaceutical compositions; and

      -     methods of treatment.

     The issued interferon gamma patents do not begin to expire until 2009.

     Our TCR vaccine patent portfolio contains U.S. patents, pending applications in the United States, and corresponding international patents and applications. Most of the issued TCR patents expire in 2010, with one issued U.S. patent expiring in 2014.

     We have been advised that an opposition has been filed against one of our European TCR patents. We are also aware of other pending third party patent applications which, if issued, might be asserted against our TCR vaccines and products or processes as planned to be made, used or sold by us. A judgment adverse to us in any patent interference, litigation or other proceeding could materially adversely affect our business. In addition, its expense may be substantial, whether or not we are successful.

     We also rely on trade secrets and proprietary know-how. We require each of our employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed by or made known to the individual during the course of the relationship will be kept confidential during the term of the relationship with us and for one to ten years after the relationship ends, and will not be used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee (or consultant or advisor, to the extent appropriate for the services provided) during the course of the relationship, are our exclusive property. The agreement does not include inventions unrelated to our business and developed entirely on the individual's own time. There can be no assurance that this agreement will provide meaningful protection or adequate remedies for misappropriation of our trade secrets in the event of unauthorized use or disclosure of such information.

     In addition, we encourage ongoing scientific research on relaxin by making samples of recombinant human relaxin available for medical or scientific research studies. We require each recipient of relaxin samples to sign a materials transfer agreement to protect our rights to the relaxin technology. If these agreements are breached, however, remedies may not be available or adequate and our trade secrets may otherwise become known to competitors. To the extent that our consultants, employees or other third parties apply technological information independently developed by them or by others to our proposed projects, third parties may own all or part of the proprietary rights to such information, and disputes may arise as to the ownership of these proprietary rights which may not be resolved in our favor. We cannot guarantee that such third parties will not attempt to patent their work or, if patents are issued, that they would be available to license to us.


MANUFACTURING

     We currently have no manufacturing facilities for clinical or commercial production of any of our products, nor do we intend to develop such capabilities in the near future. We contract with independent sources to manufacture our products, which enables us to focus on product and clinical development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities. Ridaura, in final finished package form, is manufactured by SmithKline under an agreement with an initial term through December 2001. Luxiq and OLUX are currently manufactured for us by CCL Pharmaceuticals. Actimmune is manufactured by Genentech. Boehringer Ingelheim manufactures relaxin for us for clinical and commercial uses under a long-term contract.


COMPETITION

     The pharmaceutical and biotechnology industries are highly competitive. Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that we are marketing, or seeking to develop and market. There are numerous pharmaceutical and biotechnology companies and academic research groups throughout the world engaged in research and development efforts with respect to therapeutic products targeted at diseases or conditions addressed by us. We believe that the principal competitive factors in our industry include:

     - managerial competence in identifying and pursuing product in-licensing and acquisition opportunities;

     - ability to obtain timely regulatory approvals from the FDA and similar foreign regulatory agencies;

     - operational competence in developing, protecting, manufacturing and marketing products; and

     -    access to financial resources.

     We intend to compete on the basis of the quality and efficacy of our products, combined with the effectiveness of our marketing and sales efforts. Competing successfully will depend on our continued ability to attract and retain skilled and experienced personnel, to identify, secure the rights to, and develop pharmaceutical products and compounds and to exploit these products and compounds commercially prior to the development of competitive products by others.

     With regard to Ridaura, there are numerous products on the market, and under development, for the treatment of rheumatoid arthritis. We believe that our sales have declined recently in part due to the competition of several new rheumatoid arthritis therapies introduced by Hoechst Marion Roussel, Immunex Corporation and Monsanto Company.

     There can be no assurance that our products, even if successfully tested and developed, will be adopted by physicians over such other products, or that our products will offer an economically feasible alternative to existing modes of therapy where they exist.

     Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than us. In addition, many of these competitors have more collective experience than us in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than us.


GOVERNMENT REGULATION

     The pharmaceutical and biotechnology industries are subject to regulation by the FDA under the Food Drug and Cosmetic Act and by similar agencies outside of the United States. It is expected that all of our pharmaceutical products will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Labeling and promotional activities are subject to scrutiny by the FDA. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. Failure to comply with applicable requirements can result in, among other things, warning letters, fines, injunctions, penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of approval, and criminal prosecution. Accordingly, ongoing regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that we have or may develop. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources.

     Generally, in order to obtain FDA approval for a new therapeutic agent, a company first must conduct pre-clinical studies. The basic purpose of pre-clinical investigation is to gather enough evidence on the potential new agent through laboratory experimentation and animal testing, to determine if it is reasonably safe to begin preliminary trials in humans. The results of these studies are submitted as a part of an investigational new drug application, which the FDA must review before human clinical trials of an investigational drug can start. We have filed and will continue to be required to sponsor and file INDs and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of our products.

     Clinical trials are normally done in phases and generally take two to five years, but may take longer, to complete. The rate of completion of our clinical trials depends upon, among other factors, the rate at which patients enroll in the study. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business. Phase I trials generally involve administration of a product to a small number of persons to determine safety, tolerance and the metabolic and pharmacologic actions of the agent in humans and the side effects associated with increasing doses. Phase II trials generally involve administration of a product to a larger group of patients with a particular disease to obtain evidence of the agent's effectiveness against the targeted disease, to further explore risk and side effect issues, and to confirm preliminary data regarding optimal dosage ranges. Phase I and Phase II trials can sometimes be combined, with the FDA's concurrence, into a Phase I/II trial. Phase III trials involve more patients, and often more locations and clinical investigators than the earlier trials. At least one such trial is required for FDA approval to market a drug. Phase II and Phase III trials can sometimes be combined, with the FDA's concurrence, into a Phase II/III trial.

     After we complete the clinical trials of a product, we must file with the FDA a new drug application, if the product is classified as a new drug, or a biologic license application, if the product is classified as a biologic. We must receive FDA clearance before we can commercialize the product. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA can take between one and two years to review NDAs and BLAs, and can take longer if significant questions arise during the review process. While various legislative and regulatory initiatives have focused on the need to reduce FDA review and approval times, the ultimate impact of such initiatives on our products cannot be certain. In addition, if there are changes in FDA policy while we are in product development, we may encounter delays or rejections that we did not anticipate when we submitted the NDA or BLA for that product. We could encounter similar delays in other countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any products that we develop. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.

     Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions.

     The "orphan drug" status of ConXn may provide us with seven years of market exclusivity in the United States if we are the first to be cleared to market ConXn for progressive systemic sclerosis. Although this status would prevent other sponsors from obtaining clearance of the same product for the same indication, it would not prevent sponsors from seeking or receiving clearance of other types of products to treat the same indication. Moreover, the U.S. Congress has considered and may consider in the future, legislation that would restrict the duration of the market exclusivity of an orphan drug and, thus, there can be no assurance that the benefits of the existing statute will remain in effect.

     In order to develop and market outside the United States, our products will be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.


THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM

     The commercial success of our products will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. There can be no assurance that Medicare, Medicaid, health maintenance organizations and other third-party payers will authorize or otherwise budget such reimbursement. Such governmental and third party payers are increasingly challenging the prices charged for medical products and services. There can be no assurance that our products, once marketed, will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow our products to be marketed on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. We cannot predict the likelihood of passage of federal and state legislation related to health care reform or lowering pharmaceutical costs. To the extent that these or other proposals or reforms have a material adverse effect on our ability to secure funding for its development or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our product candidates, our ability to develop or commercialize its product candidates may be adversely affected. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the U.S. or foreign health care systems could have a material adverse effect on our business.


ENVIRONMENTAL REGULATION

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources. We could be required to incur significant costs to comply with environmental laws and regulations as our research activities are increased, and if that were to happen there can be no assurance that our operations, business and future profitability will not be adversely affected.


DEVELOPMENT

     We have several products that require clinical and manufacturing development, including our OLUX and ketoconazole foam products and ConXn. Our development activities involve work related to product formulation, preclinical and clinical study coordination, regulatory administration, manufacturing, and quality control and assurance. While many other pharmaceutical and biotechnology companies conduct earlier stage research and drug discovery, our focus is on later-stage development to minimize the risk and time requirements for us to get a product on the market.

     In addition to our in-house staff and resources, we contract a substantial portion of development work to outside parties. For example, we typically utilize contract research organizations to manage our clinical trials. We have contracts with vendors to conduct product analysis and stability studies, and we outsource all of our manufacturing scale-up and production activities.

     Our product development activities are leveraged by our collaborative relationships with pharmaceutical partners and academic researchers. In particular, we have three partners that have responsibility for developing relaxin in Europe, Japan and Canada. Through our agreements with these partners, we have joint development committees that collaborate on decision making and product development. Also, from time to time we enter agreements with academic or university-based researchers to conduct various studies for us.

EMPLOYEES

     As of September 30, 1999, we had 114 full-time employees. Of the full-time employees, 54 were engaged in sales and marketing, 39 were in research and development and 21 were in general and administrative positions. We believe our relations with our employees are good.


FACILITIES

     We currently lease 36,964 square feet of laboratory and office space at 3400 and 3294 West Bayshore Road in Palo Alto, California. We lease this space under two lease agreements which will expire in January 2003. We believe that our existing facilities are adequate to meet our requirements for the near term and that additional space will be available on commercially reasonable terms if needed.


LITIGATION

     We are not a party to any material litigation proceedings.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS
--------------------------------------------------------------------------------
         On January 11, 1999, we entered into an agreement with Medeva PLC to sell an aggregate of 531,341 shares of our Common Stock at a price of $7.528 per share, for an aggregate purchase price of $4,000,000. These shares were issued to Medeva on that date.

         In May 1998, we guaranteed that the value of shares issued to Genentech, Inc. in connection with the Genentech Gamma License would have a value of $4,000,000 by December 31, 1998, a deadline which was extended to December 15, 1999 by an amendment to the original license agreement. In anticipation that we may need to issue additional shares to Genentech to satisfy this obligation, we are proposing to register an additional 450,000 shares for issuance to Genentech. This would be sufficient shares as long as the fair market value of Connetics' Common Stock (calculated by the formula set out in the agreement) is over $4.82.

         In connection with our acquisition of rights to relaxin, we have the right to make certain payments to Genentech in cash or equity. A payment of $683,500, originally due to Genentech in September 1998, was postponed to April 1999. In choosing to satisfy that obligation in equity, not cash, Connetics issued an additional 95,815 shares to Genentech, representing the payment due plus interest.

         On November 5, 1998, the Compensation Committee of Connetics' Board of Directors authorized the issuance of 25,000 shares of restricted stock to Kirk Raab, the Chairman of the Board of Directors, and 25,000 shares of restricted stock to Thomas Wiggans, President and Chief Executive Officer, at a price of $0.10 per share for an aggregate purchase price of $2,500 each. Mr. Raab purchased 25,000 shares on November 5, 1998, and Mr. Wiggans purchased 25,000 shares on March 9, 1999.

         On February 17, 1999, the Compensation Committee of Connetics' Board of Directors authorized the issuance of an additional 25,000 shares of restricted stock to each of Mr. Raab and Mr. Wiggans, at a price of $0.10 per share. Mr. Raab purchased 25,000 shares on March 9, 1999, and Mr. Wiggans purchased 25,000 shares on May 11, 1999.

         On April 28, 1999, we entered into an agreement with Mazier Partners LLC in connection with consulting services rendered by Mazier Partners LLC, and we agreed to issue 25,000 shares of Common Stock to Mazier Partners LLC in satisfaction of its obligations. We issued those shares on May 12, 1999.

         Effective July 1, 1999, we entered into a letter agreement with Bridge Technology Group LLC, which included an agreement to issue a warrant to Bridge to purchase up to 15,000 shares of our Common Stock at a price per share of $6.063. The warrant was issued as of July 1, 1999, and has a five year term.

         On July 7, 1999, we entered into an agreement with Paladin Labs Inc. to sell 43,315 shares of our Common Stock at a price of $9.235 per share, for an aggregate purchase price of $400,000. These shares were issued to Paladin on that date.

                              SELLING STOCKHOLDERS
--------------------------------------------------------------------------------

     The following table sets forth certain information as of October 31, 1999 with respect to each Selling Stockholder:

                                                   SHARES OFFERED                SHARES BENEFICIALLY OWNED AFTER
   NAME OF SELLING STOCKHOLDER                       HEREBY (1)                             OFFERING (1)
                                                                                   Number                  Percent
                                                                                   ------                  -------
Medeva PLC                                              531,341                        -0-                      *
Genentech, Inc.                                         545,815                   380,048                    1.4%
Thomas Wiggans (2)                                      50,000                    353,457                    1.3%
Paladin Labs Inc.                                       43,315                        -0-                       *
Kirk Raab (3)                                           25,000                    200,024                       *
Mazier Partners LLC                                     25,000                      3,844                       *
Bridge Technology Group LLC                             15,000                        -0-                       *
                                  TOTAL              1,235,471                    937,373                    3.5%

*    Less than 1%

NOTE: Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of October 31, 1999 and assumes that there is outstanding an aggregate of 26,411,095 shares of Common Stock (not including treasury shares) and 1,310,193 shares issuable upon the exercise of warrants, and options to purchase the Connetics' Common Stock which are exercisable within 60 days of October 31, 1999. No options have been issued to the Selling Stockholders named in this Prospectus other than Messrs. Wiggans and Raab. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, Connetics believes based on information furnished by the Selling Stockholders that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


(1) Assumes the sale of all Shares offered by this Prospectus and no other purchases or sales of Connetics' Common Stock. See "Plan of Distribution." If shares offered by this prospectus are not sold, actual share ownership will be higher than this table reflects.

(2) Includes 172,569 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of October 31, 1999 by Mr. Wiggans.

(3) Includes 191,982 options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of October 31, 1999 by Mr. Raab.



                              PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

     The Shares offered by this Prospectus may be sold by the Selling Stockholders or their pledgees, donees, transferees, or other successors in interest from time to time in one or more transactions (which may include block transactions) in the over-the-counter market, on the Nasdaq National Market or such other market on which Connetics' Common Stock may, from time to time, be traded, in privately negotiated transactions, through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise) or by a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In connection with distributions of the Shares, the Selling Stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholders also may sell the Shares short and deliver the Shares to close out such short Positions. The Selling Stockholders also may enter into options or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, which may then resell or otherwise transfer such Shares. The Selling Stockholders also may loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged shares. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the Shares in amounts customary for the type of transaction effected. The Selling Stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the Selling Stockholders incurred in connection with the sale of Shares.

     The Selling Stockholders have advised Connetics that during such time as the Selling Stockholders may be engaged in the attempt to sell Shares registered under this Prospectus, that they will:

         (i) not engage in any stabilization activity in connection with any of Connetics' securities;

         (ii) cause to be furnished to each person to whom Shares included in this Prospectus may be offered, and to each broker-dealer, if any, through whom Shares are offered, such copies of this Prospectus, as supplemented or amended, as may be required by such person; and

         (iii) not bid for or purchase any of Connetics' securities or any rights to acquire Connetics' securities, or attempt to induce any person to purchase any of Connetics' securities or rights to acquire Connetics' securities other than as permitted under the Exchange Act.

     The Selling Stockholders, and any other persons who participate in the sale of the Shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

     With regard to the Shares, Connetics has agreed to maintain the effectiveness of this Registration Statement until the later of (a) the date all of the shares issued to Genentech in connection with this Registration Statement have been sold, or (b) two years after the effective date of this Registration Statement; provided however that Connetics has agreed to extend the effectiveness of the Registration Statement for an additional one year period following the expiration of the initial two year period, if requested in a writing signed by a majority of the Selling Stockholders; provided further, however, that if counsel to Connetics provides an opinion to the requesting holders, based on factual representations provided by the requesting holders or information filed with the SEC that such holders are not, at the time of such request, "affiliates" of Connetics, within the meaning of Rule 144 of the Securities Act, then Connetics shall not be obligated to extend the effectiveness of the Registration Statement. No sales may be made pursuant to this Registration Statement and Prospectus after such dates unless Connetics amends or supplements this Registration Statement and Prospectus to indicate that it has agreed to extend such period of effectiveness.

     Connetics has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS
--------------------------------------------------------------------------------

     The validity of our common stock will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                     EXPERTS
--------------------------------------------------------------------------------

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Connetics and the shares of common stock offered, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's following Regional
Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of this material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Additional information about us may be found on our web site at http://www.connetics.com. Information contained on our web site does not constitute part of this prospectus.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed. This prospectus is part of a registration statement on Form S-3 we filed with the SEC (Registration No. 333-_________). The documents we incorporate by reference are:

      1. Connetics' annual report on Form 10-K for the fiscal year ended December 31, 1998,

      2. Connetics' quarterly report on Form 10-Q for the quarter ended March 31, 1999,

      3. Connetics' quarterly report on Form 10-Q for the quarter ended June 30, 1999.

      4. Connetics' Registration Statement on Form 8-A dated May 23, 1997, which contains a description of our capital stock.

      5. Connetics' Registration Statement on Form 8-A dated December 8, 1995, which contains a description of our capital stock.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Corporate Counsel, Connetics Corporation, 3400 West Bayshore Road, Palo Alto, CA 94303; telephone number
(650) 843-2800.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table shows the costs and expenses payable by Connetics in connection with the sale and distribution of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee. The Selling Stockholders are responsible for paying selling commissions, brokerage fees, and any applicable transfer taxes and fees and disbursements of their counsel.

                                                                        AMOUNT TO
                                                                         BE PAID
                                                                        ---------
     SEC registration fee...........................................     $1,500
     NASD filing fee................................................      3,260 (est.)
     Nasdaq National Market listing fee.............................     17,500
     Legal fees and expenses........................................     10,000
     Accounting fees and expenses...................................      4,000
     Miscellaneous expenses.........................................      2,000
                                                                          -----
          Total.....................................................    $38,260
                                                                        =======


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the Registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.


ITEM 16.   EXHIBITS

See Index to Exhibits (page II-5).


ITEM 17.   UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PALO ALTO, STATE OF CALIFORNIA, ON THE 9th DAY OF NOVEMBER, 1999.


                                       CONNETICS CORPORATION



                                       By: /s/ John L. Higgins
                                          --------------------------------------
                                                     JOHN L. HIGGINS
                                               VICE PRESIDENT, FINANCE AND
                                                ADMINISTRATION AND CHIEF
                                                   FINANCIAL OFFICER


                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints, jointly and severally, Thomas G. Wiggans and John L. Higgins, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

            SIGNATURE                               TITLE                                 DATE
            ---------                               -----                                 ----
                                      President, Chief Executive Officer           November 8, 1999
/s/ Thomas G. Wiggans                 (Principal Executive Officer)
----------------------------------    and Director
       THOMAS G. WIGGANS

                                      Vice President, Finance and                  November 8, 1999
/s/ John L. Higgins                   Administration and Chief
-----------------------------------   Financial Officer (Principal
        JOHN L. HIGGINS               Financial and Accounting
                                      Officer)

/s/ G. Kirk Raab                      Chairman of the Board of                     November 8, 1999
-----------------------------------   Directors
        G. KIRK RAAB

/s/ Alexander E. Barkas
-----------------------------------   Director                                     November 8, 1999
      ALEXANDER E. BARKAS, Ph.D.

/s/ Eugene A. Bauer                   Director                                   November 5, 1999
-----------------------------------
    EUGENE A. BAUER, M.D.

/s/ Brian H. Dovey                    Director                                   November 8, 1999
-----------------------------------
      BRIAN H. DOVEY

/s/ John C. Kane                      Director                                   November 8, 1999
-----------------------------------
       JOHN C. KANE

/s/ Thomas D. Kiley                   Director                                   November 6, 1999
-----------------------------------
     THOMAS D. KILEY

/s/ Joseph J. Ruvane                  Director                                   November 9, 1999
-----------------------------------
  JOSEPH J. RUVANE, JR.

                                  EXHIBIT INDEX

                                INDEX TO EXHIBITS

   EXHIBIT NO.                              DESCRIPTION
   -----------                              -----------
     5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                   Corporation

     23.1          Consent of Ernst & Young LLP, Independent Auditors

     23.2          Consent of Counsel (included in Exhibit 5.1)

     24.1 Power of Attorney (included on signature page to registration statement)



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                                      II-5